Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

June 24, 2019

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:        FlexShares® Trust (the “Trust” or “Registrant”)

Post-Effective Amendment No. 82 to the Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following supplements the letter dated June 17, 2019, filed to respond to comments that you provided to us via telephone on May 28, 2019, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A. Our response to comment 9 in the above-referenced letter is amended and restated below.

FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund

9.          Comment: Please provide the definition of “Large/Mid Cap” and “Developed Markets” used by the Index Provider.

Response: The Registrant will disclose in the Fund’s Summary Prospectus the following information about the Fund’s Underlying Index: (a) the top five countries by representation; and (b) the market capitalization range of companies included in the Underlying Index. The Registrant also will add the following to the “Additional Fund Information” section of the Prospectus:

The Index Provider classifies the following as developed market countries outside of the U.S.: Australia, Austria, Belgium, Canada, Denmark, France, Finland, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and United Kingdom. The Index Provider determines the Large/Mid Cap companies within developed market countries at each Index reconstitution using the following formula: Developed market companies are sorted by their full market capitalization, and the full market capitalization of the smallest company within the top 85% is the Initial Large/Mid Cap Threshold. Developed Market Large Cap/Mid companies are those with market capitalization of at least 75% of the Initial Large/Mid Cap Threshold.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

Copy to:         Peter K. Ewing

                       Jeff Beeson

                       Jose Del Real

                       Diana E. McCarthy